Blank Rome LLP

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October 7, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: David Orlic

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 239

Dear Mr. Orlic:

This letter responds to your comments on Post-Effective Amendment No. 239 (“PEA No. 239”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on September 16, 2020. PEA No. 239 seeks to register shares of two new portfolios of the Registrant: the LeaderShares® Activist Leaders® ETF (the “Activist ETF”) and the LeaderShares® AlphaFactor® Tactical Focused ETF (the “AlphaFactor ETF” and, together with the Activist ETF, the “Funds”). Registrant confirms that the Funds will not sell shares until all comments are resolved with the Staff.

1.	Comment: Please expand the last sentence of the first paragraph under the Activist ETF’s “Principal Investment Strategies” on page 1 of the prospectus to clarify that a shareholder is required to file a Schedule 13D if it acquires more than 5% of a company and has certain (non-passive) purposes for such acquisition.

Response: The referenced sentence has been revised as follows:

Rules adopted under the Securities Exchange Act of 1934 require a shareholder that acquires, with an activist intent, more than 5% of a company's shares to file a form with the SEC known as a Schedule 13D that discloses the investor's identity and the investor’s purpose in acquiring those shares.

2.	Comment: The second sentence of the third paragraph under the Activist ETF’s “Principal Investment Strategies” on page 1of the prospectus states that “The Fund may concentrate its investments in a particular sector, industry or group of industries.” Please clarify this sentence so that it does not contradict the investment restriction #4 on page 42 of the Statement of Additional Information.

October 7, 2020

Response: The referenced sentence has been revised as follows:

The Fund may ~~concentrate~~ focus its investments in a particular sector, industry or group of industries.

3.	Comment: Please expand the third sentence of the first paragraph under the AlphaFactor ETF’s “Principal Investment Strategies” on page 5 of the prospectus to elaborate how liquidity and market capitalization factor into the final selection of stocks. How is liquidity determined? Is there a range of market capitalizations of companies in which the Company will invest?

Response: The referenced disclosure has been revised as follows:

The final selection of stocks is based on market characteristics including, but not limited to, liquidity and market capitalization. The Fund expects the average daily trading volume of shares in companies being selected to be in excess of 400,000 shares per day at the time of purchase, however average daily trading volume may change due to market fluctuations. In addition, the Fund expects the market capitalization of the companies in which it invests to be $1 billion and greater, however this could change due to market fluctuations.

4.	Comment: Please add disclosure explaining the process the Adviser will use (including any factors considered) to identify times that are “above average risk” as stated in the sixth sentence of the first paragraph under the AlphaFactor ETF’s “Principal Investment Strategies” on page 5 of the prospectus.

Response: The referenced disclosure has been revised as follows:

At times identified by the Adviser as above average risk, the Fund may exit positions in equity securities and become comprised primarily of money market instruments such as treasury bills, certificates of deposit and commercial paper and other short-term instruments, money market funds, or U.S. government bonds. Such investments can either be direct or through investments in other investment companies, including exchange-traded funds (“ETFs”). In identifying a time as above average risk, the Fund will consider multiple factors including negative market performance and negative market technical indicators such as advance versus decline breadth, which compares the volume flowing into advancing stocks (ie, those increasing in price) to the volume flowing into declining stocks (ie, those decreasing in price), as well as a proprietary set of supply and demand and economic factors.

5.	Comment: We note that the last sentence of the first paragraph under the AlphaFactor ETF’s “Principal Investment Strategies” on page 5 of the prospectus indicates that the Fund may invest in other investment companies, including exchange traded funds. Please confirm that, if applicable, acquired fund fees and expenses will be included in the Fund’s fee table.

October 7, 2020

Response: The Fund confirms that, if applicable, acquired fund fees and expenses will be included in the Fund’s fee table.

6.	Comment: The first sentence of the second paragraph under the AlphaFactor ETF’s “Principal Investment Strategies” on page 5 of the prospectus states that “The Fund may concentrate its investments in a particular sector, industry or group of industries.” Please clarify this sentence so that it does not contradict the investment restriction #4 on page 42 of the Statement of Additional Information.

Response: The referenced sentence has been revised as follows:

The Fund may ~~concentrate~~ focus its investments in a particular sector, industry or group of industries.

7.	Comment: We note that the AlphaFactor ETF’s Principal Investment Risks beginning on page 5 include Insurance Sector Risk and Retail Sector Risk, although these sectors are not emphasized or referred to in the Fund’s investment strategies. Please explain why these are included as principal risks and add related disclosure in principal investment strategies.

Response: The Fund confirms that these risks can be removed from the Principal Investment Risks section that begins on page 5.

8.	Comment: Please confirm whether Sector Risk should be marked as a principal risk for the Activist ETF in the table on page 11 of the prospectus.

Response: The Registrant confirms that Sector Risk should be marked as a principal risk for the Activist ETF and the referenced table will be updated accordingly.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5205 if you have any questions.

Sincerely yours,

/s/ Margaret M. Murphy

Margaret M. Murphy